Exhibit 99.1

GDS Releases 2025 Sustainability Report, Achieving MSCI AAA Rating

SHANGHAI, China, July 28, 2026 (GLOBE NEWSWIRE) -- GDS Holdings Limited (“GDS Holdings”, “GDS” or the “Company”) (NASDAQ: GDS; HKEX: 9698), a leading developer and operator of high-performance data centers in China, today released its 2025 Sustainability Report, demonstrating accelerated progress across its decarbonization roadmap and sustainability performance.

In 2025, GDS raised its renewable energy usage rate to 60%, with the volume of direct green power purchases up over 60% year-over-year and accounting for 75% of total renewable sources. The Company improved its average Power Usage Effectiveness (PUE) from 1.24 in 2024 to 1.23, and 90% of its self-developed data centers meet green building standards, with 45 data centers now certified green. These efforts contributed to a 23.1% reduction in carbon intensity compared to baseline year 2023. On the circular economy front, GDS launched China’s first pilot program that converts recycled waste cooking oil into biodiesel for backup power systems, cutting lifecycle carbon emissions by over 90% versus conventional diesel, and its Shanghai Pujiang Data Center Campus has earned China’s first Zero Waste to Landfill Management Performance Certification. Both are key pillars underpinning GDS’s path to net-zero emissions.

Notably, GDS achieved a landmark upgrade in its MSCI ESG rating from A to AAA, the highest tier possible, affirming its industry-leading sustainability performance. The Company also maintained a B rating in its CDP assessment, secured inclusion in the S&P CSA Rating 2025 Yearbook, and retained its Moody’s NZA-2 (Net Zero Assessment) rating, which validates its performance in Greenhouse Gas (GHG) Ambition, Implementation, and Governance, remaining the only data center company in the world to successfully pass this net-zero assessment.

“Our 2025 performance reflects both the depth of our commitment and the tangible outcomes of our efforts to integrate sustainability principles across our operations,” said Mr. William Huang, Chairman and CEO of GDS. “From deploying renewable energy to implementing breakthrough circular practices and achieving top-tier ratings, we continue to build a green intelligent infrastructure platform that drives long-term value and industry advancement. We remain firmly committed to our 2030 carbon neutrality goal and are confident in the path we are charting.”

To view the report in full, please visit the Sustainability section on the GDS corporate website or access the report at:

https://c.gds-services.com/esg2025/docs/2025_ESG_Report_EN.pdf

About GDS Holdings Limited

GDS Holdings Limited (NASDAQ: GDS; HKEX: 9698) is a leading developer and operator of high-performance data centers in China. The Company’s facilities are strategically located across the key hubs where demand for high-performance data center services is concentrated. The Company’s data centers have large net floor area, high power capacity, density and efficiency, and multiple redundancies across all critical systems. The Company is carrier and cloud-neutral, which enables its customers to access the major telecommunications networks, as well as the largest PRC and global public clouds, which are hosted in many of its facilities. The Company has a 26-year track record of service delivery, successfully fulfilling the requirements of some of the largest and most demanding customers for outsourced data center services in China. The Company’s customer base consists predominantly of hyperscale cloud service providers, large internet companies, financial institutions, telecommunications carriers, IT service providers, and large domestic private sector and multinational corporations. The Company also holds a minority equity interest in DayOne Data Centers Limited, an independent Singapore-headquartered hyperscale data center platform.

For investor and media inquiries, please contact:

GDS Holdings Limited

Laura Chen

Phone: +86 (21) 2029-2203

Email: ir@gds-services.com

Piacente Financial Communications

Ross Warner

Phone: +86 (10) 6508-0677

Email: GDS@tpg-ir.com

Brandi Piacente

Phone: +1 (212) 481-2050

Email: GDS@tpg-ir.com

GDS Holdings Limited